File No. 001-13252
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
     A. Full title of the plan and address of the plan, if different from that of the issuer named below:
McKesson Corporation Profit-Sharing Investment Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
McKesson Corporation
McKesson Plaza
One Post Street, San Francisco, CA 94104
Telephone (415) 983-8300

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
TABLE OF CONTENTS

Item	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS as of and for the Years Ended March 31, 2007 and 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

SUPPLEMENTAL SCHEDULE AS OF MARCH 31, 2007:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	15-20

EXHIBITS:

23.1 Consent of Independent Registered Public Accounting Firm
     All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
McKesson Corporation Profit-Sharing Investment Plan
San Francisco, California
     We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 2 to the financial statements, as of March 31, 2007, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Deloitte & Touche LLP
San Francisco, California
September 25, 2007

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2007 AND 2006 (IN THOUSANDS)

	2007			2006
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
ASSETS:
Cash and cash equivalents:
Allocated	$	$3,145	$3,145	$	$2,997	$2,997
Unallocated		66	66		117	117

Total cash & cash equivalents	—	3,211	3,211	—	3,114	3,114

Investments at Fair Value:
Mutual funds and brokerage link	679,403		679,403	550,418		550,418
Common/ collective trusts	238,177		238,177	220,347		220,347
Separately managed accounts	184,849		184,849	162,652		162,652
Standish Mellon Stable Value Fund	110,128		110,128	111,338		111,338
Participant loans	21,023		21,023	19,786		19,786
McKesson Corp common stock:
Allocated		447,214	447,214		437,711	437,711
Unallocated		59,918	59,918		95,754	95,754
Employee stock fund	55,024		55,024	53,253		53,253

Total Investments at Fair Value	1,288,604	507,132	1,795,736	1,117,794	533,465	1,651,259

Receivables:
Dividends and interest on:
Allocated		470	470		511	511
Unallocated		70	70		121	121
Due from broker for securities sold —allocated		—	—		132	132

Total receivables	—	540	540	—	764	764

Total assets	1,288,604	510,883	1,799,487	1,117,794	537,343	1,655,137

LIABILITIES:
Line of credit — on unallocated stock		3,000	3,000		3,600	3,600
ESOP promissory notes payable — on unallocated stock		11,353	11,353		20,983	20,983
Accrued interest - unallocated stock		490	490		909	909
Accrued other		629	629		1,052	1,052

Total liabilities	—	15,472	15,472	—	26,544	26,544

NET ASSETS Available for Benefits at Fair Value	1,288,604	495,411	1,784,015	1,117,794	510,799	1,628,593
ADJUSTMENT from fair value to contract value for fully benefit-responsive investment contracts	914		914	2,264		2,264

NET ASSETS Available for Benefits	$1,289,518	$495,411	$1,784,929	$1,120,058	$510,799	$1,630,857

     See notes to financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2007 AND 2006 (IN THOUSANDS)

	2007			2006
	Participant	Non-Participant		Participant	Non-Participant
	Directed	Directed	Plan Total	Directed	Directed	Plan Total
INVESTMENT INCOME:
Net appreciation in fair value of investments	$48,413	$54,022	$102,435	$106,303	$156,742	$263,045
Dividends and interest	61,197	2,977	64,174	32,589	3,284	35,873

Investment income	109,610	56,999	166,609	138,892	160,026	298,918

CONTRIBUTIONS:
Participants	105,059		105,059	96,508		96,508
Employer		12,036	12,036		14,261	14,261
ERISA litigation settlement proceeds	13,981		13,981	13,654		13,654

Total contributions	119,040	12,036	131,076	110,162	14,261	124,423

DEDUCTIONS:
Benefits paid to participants	120,440	34,905	155,345	83,254	26,923	110,177
Interest expense		1,348	1,348		2,850	2,850
Administrative fees	1,082	80	1,162	1,011		1,011

Total deductions	121,522	36,333	157,855	84,265	29,773	114,038

INCREASE IN NET ASSETS BEFORE INTERFUND TRANSFERS AND MERGERS	107,128	32,702	139,830	164,789	144,514	309,303
INTERFUND TRANSFERS	48,090	(48,090)	—	40,144	(40,144)	—
TRANSFER OF NET ASSETS FROM OTHER PLAN	14,242		14,242			—

INCREASE (DECREASE) IN NET ASSETS	169,460	(15,388)	154,072	204,933	104,370	309,303
Net assets at beginning of year	1,120,058	510,799	1,630,857	915,125	406,429	1,321,554

Net assets at end of year	$1,289,518	$495,411	$1,784,929	$1,120,058	$510,799	$1,630,857

     See notes to financial statements.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2007 AND 2006
1. PLAN DESCRIPTION
     The following brief description of the McKesson Corporation Profit-Sharing Investment Plan (the “PSIP” or the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have completed two months of service and are regular or part-time employees, or are casual employees who have completed a year of service in which they worked at least 1,000 hours in a year, at McKesson Corporation (the “Company” or “McKesson”) or a participating subsidiary, except employees covered by a collectively bargained pension plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.
     The Plan is comprised of Participant Directed and Non-Participant Directed Investments, as described below:
     A       Participant Directed Investments
     Contributions — In fiscal 2006, certain Plan provisions were amended to enable the Plan to qualify as a safe harbor plan as described in Internal Revenue Code sections 401(k) (12) and 401(m) (11). Participants may make pretax contributions from 1% to 20% of eligible pay, limited to $15,500 for calendar year 2007 and $15,000 for calendar year 2006. Total contributions are limited to the lesser of $45,000 for calendar year 2007 ($44,000 for calendar year 2006) or 100% of taxable compensation per calendar year. Participants 50 years of age or older may also elect to make pretax catch-up contributions of up to 67% of pay, limited to $5,000 for calendar year 2007 and calendar year 2006. Participants may also contribute amounts representing distributions from other qualified plans.
     Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of earnings, and charged with withdrawals and an allocation of losses and administrative expenses. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement or separation from employment based upon the vested portion of the participant’s account.
     Vesting — Participant contributions and earnings thereon are 100% vested at all times.
     Investment Options — Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. The following are descriptions from each fund’s prospectus or fund manager’s report:
•	McKesson Corporation Employee Company Stock Fund (the “Employee Stock Fund”) represents shares invested in Company common stock with participant contributions and transfers from the Employer Company Stock Allocated Fund.

•	Brokerage Link provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option. Commissions and transaction fees are charged to the participant’s account. Effective January 1, 2005, Fidelity waived the account maintenance fees.

•	SSgA Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

•	SSgA Balanced Fund is a custom mix of commingled pools that invests 60% in SSgA S&P 500 Index Fund and 40% in SSgA Bond Index Fund.

•	Wellington Management Small Cap Portfolio invests in stocks within the market capitalization range of the Russell 2000 Index. This is a separately managed account, not a mutual fund, which seeks long-term growth by investing in the stocks of small companies.

•	SSgA S&P 500 Index Fund is a commingled pool that invests in stocks in the benchmark S&P 500 Index and attempts to duplicate the investment results of that index.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2007 AND 2006
•	Dodge & Cox Large Cap Value Fund invests in the common stock of companies when the fund managers believe the long-term earnings prospects are not reflected in the current price. This is a separately managed account, not a mutual fund.

•	Standish Mellon Stable Value Fund invests in fixed-income investments issued by life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.

•	Fidelity Diversified International Fund invests primarily in a diversified portfolio of equity securities of companies located outside of the United States.

•	MFS Institutional Large Cap Growth Fund invests primarily in common stocks, with a goal of long-term capital growth. MFS discontinued this fund in December 2006, and it was replaced in the PSIP with the Rainier Large Cap Growth Portfolio on December 21, 2006.

•	Rainier Large Cap Growth Portfolio invests primarily in the common stock of large companies, with a goal of long-term capital growth. This is a separately managed account, not a mutual fund, and was added to the PSIP on December 21, 2006.

•	Mutual Fund Window provides access to approximately 260 mutual fund options from more than 20 investment companies.
     In April 2006, changes to plan investment options were made. The Plan’s Mutual Fund Window offering was updated to mirror Fidelity’s Mutual Fund Window offering. Furthermore, Fidelity Magellan Fund was moved out of the core investment options group and into the Mutual Fund Window.
     Loans — Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of 50% of such participant’s vested account balance, $50,000 as adjusted for certain items specified in the Plan document, or the value of the participant’s account attributable to basic, supplemental, catch-up and rollover contributions. Loans bear interest at the then current prime rate of interest at the loan date plus 1%. Contractual interest rates ranged from 5% to 11% in fiscal 2007 and 2006. Loans may be repaid over a period not to exceed 5 years, except for residential loans, which must not exceed a term of 10 years. Principal repayments and interest are paid through payroll deductions. For participants who have been terminated or are on leave and are no longer receiving a paycheck, loan repayments may be made via monthly coupon payments. Participant loans totaled $21,023,000 and $19,786,000 at March 31, 2007 and 2006.
     Payment of Benefits — Participants have the right to receive a total distribution of the value of their vested accounts from the PSIP at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a lump sum cash amount, but participants also may elect a distribution in the form of installments. Former employees may remain participants in the Plan.
     Transfers from Other Qualified Plan — In July 2006, the net assets from the D&K Healthcare Resources, Inc. Profit Sharing Plan and Trust totaling $14,242,000 were merged into the Plan.
     B            Non-Participant Directed Investments
     General — The McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) (the “Employer Stock Funds”) consist of a leveraged Employee Stock Ownership Plan (“ESOP”). Generally the Allocated fund represents shares that have been allocated to participants through employer contributions and have not been directed to other investment options by the participants. This fund is classified as “non-participant directed” because only the Company can direct shares into this account. The Unallocated fund represents ESOP shares to be used for the future employer contributions. Participants can transfer matching company contributions from the allocated fund to other participant directed investments, including the Employee Stock Fund, as soon as they are made. Total transfers to the participant directed investments for the years ended March 31, 2007 and 2006 were $48,090,000 and $40,144,000. In fiscal year 2007, employer contributions were funded with 839,000 shares from the ESOP. In fiscal 2006, employer contributions were funded with 908,000 shares from the ESOP.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2007 AND 2006
     Employer Matching Contributions to Participants Accounts — Effective the last business day of each month throughout the fiscal year, participant accounts are credited with matching Company contributions, in the form of the Company’s common stock based on a percentage of the participants’ basic contributions. Effective April 1, 2005, the Plan provides for Company matching contributions to all participants who make elective deferrals in an amount equal to 100% of the employee’s deferral for the first 3% of pay deferred, and 50% of the employee’s deferral for the next 2% of pay deferred. An additional annual matching contribution may be granted at the discretion of the Company to plan participants; however, there was no additional match allocated for the fiscal year ended March 31, 2007. For the fiscal year ended March 31, 2006, an additional match of $0.037 for every dollar contributed, up to the first 5% of pay contributed, was allocated to eligible plan participants.
     The Internal Revenue Code requires that shares be released for employer contributions according to a formula based on debt service payments under the leveraged ESOP component of the Plan. In fiscal 2007, the Company identified certain errors in calculating the number of shares to be released which resulted in an over release for fiscal 2006. To correct this error, the Company contributed 26,000 additional shares to the Plan in fiscal 2007.
     Employer Contributions — Dividends on unallocated shares of Company common stock are used to pay the obligations under the ESOP loans. Under the terms of the loan agreements, the Company is required to make cash contributions to the extent that the dividends are not sufficient to service the debt. To pay down such debt obligations, cash contributions amounted to $11,552,000 and $14,261,000 in the years ended March 31, 2007 and 2006. In addition, the Company contributed $484,000 in share contributions to correct the 26,000 share over release in fiscal 2006.
     Vesting — Employer contributions made on or after April 1, 2005, are 100% vested immediately. Employer contributions made before April 1, 2005 vest ratably over five years of service (20% vests each year over five years). Generally, for employer contributions made before April 1, 2005, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company for affected participants. Dividends automatically reinvested in McKesson common stock on and after January 1, 2003 are also 100% vested at all times.
     Forfeitures — A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each fiscal year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other Plan expenses as appropriate. Forfeitures for the years ended March 31, 2007 and 2006 of employer contributions made before April 1, 2005 were $1,028,000 and $1,272,000.
     Diversification of Stock Fund — Participants may transfer Company contributions to other investment funds as soon as they are made. In addition, participants may diversify past vested Company contributions without restrictions.
     Payment of Benefits — Distributions are made only upon participant retirement, death (in which case, payment shall be made to the participant’s beneficiary), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.
     McKesson Corporation Employer Company Stock Funds (Allocated and Unallocated) — The following ESOP information regarding the shares of McKesson Corporation common stock held is as of March 31 (in thousands):

	2007			2006
	Number of		Fair Value of	Number of		Fair Value of
	Shares	Cost Basis	Shares	Shares	Cost Basis	Shares

Allocated	7,639	$237,751	$447,214	8,397	$242,395	$437,711
Unallocated	1,024	19,283	59,918	1,837	34,606	95,754

Total	8,663	$257,034	$507,132	10,234	$277,001	$533,465

     The per share fair market value of McKesson Corporation common stock at March 31, 2007 and 2006 was $58.54 and $52.13, respectively.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2007 AND 2006
     The following is a reconciliation of the allocated and unallocated net assets of the Non-Participant Directed Investments at fair value for the years ended March 31 (in thousands):

	2007			2006
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Net Assets (beginning of year)	$440,300	70,499	510,799	$340,007	$66,422	$406,429
Net appreciation	47,323	6,699	54,022	122,410	34,332	156,742
Dividends and interest	2,632	345	2,977	2,737	547	3,284
Employer contributions		12,036	12,036		14,261	14,261
Benefits paid to participants	(34,905)		(34,905)	(26,923)		(26,923)
Interest expense		(1,348)	(1,348)		(2,850)	(2,850)
Administrative fees	(80)		(80)
Allocation of 839 shares, at market	43,019	(43,019)	—
Allocation of 908 shares, at market				42,213	(42,213)	—
Transfers to participant directed investments	(48,090)		(48,090)	(40,144)		(40,144)

Net Assets (end of year)	$450,199	45,212	495,411	$440,300	$70,499	$510,799

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.
     Cash Equivalents — The Plan considers all highly liquid debt instruments with remaining maturities of less than three months at the date of purchase to be cash equivalents.
     Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
     Risk and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common collective trusts, separately managed accounts and guaranteed investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.
     New Accounting Pronouncement — The Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which became effective for fiscal years ending on or after December 15, 2006. The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the accompanying Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as an adjustment of the fully benefit-responsive investments from fair value to contract value. As required, the provisions of the FSP have been retroactively applied to the Statement of Net Assets Available for Benefits for all periods presented for comparative purposes. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract basis.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2007 AND 2006
     Investment Valuation and Income Recognition — Investments in mutual funds are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the brokerage link are stated at quoted market prices. Investments in common collective trusts are stated at net asset value. Interests in separately managed funds are valued based on the underlying net assets. Within the Standish Mellon Stable Value Fund (“Stable Value Fund”), traditional Guaranteed Investment Contracts (“GICs”) and Variable Synthetic (“VS”) GICs are stated at estimated fair value using discounted cash flows. Fixed Maturity Synthetic (“FMS”) GICs are stated at estimated fair value based on market values of publicly traded bonds that are held as the underlying assets within the FMS GICs. The valuation is provided by FT Interactive Data Corporation. Constant Duration Synthetic (“CDS”) GICs are also held in the Stable Value Fund and are stated at estimated fair value based on market values provided by Barclays Global Investors. Participant loans are valued at the outstanding loan balance. Shares of McKesson Corporation common stock are valued at quoted market prices on March 31, 2007 and 2006. Certain administrative expenses are allocated to the individual funds based upon daily balances invested in each fund and are reflected as a reduction of net appreciation in fair market value of investments and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Administrative Fees — Administrative fees of the Plan are paid by either McKesson or the Plan, as provided by the Plan document.
     Benefits — Benefits are recorded when paid.
3. INVESTMENTS
     The fair values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2007	2006

McKesson Corporation Employer (Allocated and Unallocated) * and Employee Company Stock Funds	$562,156	$586,718
SSgA S&P 500 Index Fund	164,525	159,392
Dodge & Cox Large Cap Value Fund	141,066	123,576
Standish Mellon Stable Value Fund	110,128	111,338

*	Non-Participant Directed
     The Stable Value Fund contains investment contracts with insurance companies and financial institutions in order to provide participants with a stable, fixed-rate return on investment and protection of principal from changes in market interest rates.
     Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. GIC crediting rates are based upon the rate that is agreed to when the insurance company writes the contract and are generally fixed for the life of the contract.
     VS GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are led in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at contract value. The VS GICs crediting rate is reset every quarter based on the then current market index rates and investment spread. The investment spread is established when the contract is issued and is guaranteed by the issuer for the life of the investment.
     FMS GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract provides contract value accounting for the asset and assures that contract value, benefit responsive payments will be made for participant directed withdrawals.
     CDS GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that contract value, benefit responsive payments will be made for participant directed withdrawals.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2007 AND 2006
     The FMS GICs and CDS GICs use wrap contracts in order to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Fund to match certain fixed income fund objectives. There are no reserves against these contract values for credit risk of the contract issuer or otherwise. For both FMS and CDS GICs, the fair values of “wraps” provided by issuers are valued by Standish Mellon Asset Management using the combination of a cost and income approach. The methodology uses the cost approach to determine a replacement value of each contract based on an internal pricing matrix developed by the portfolio management and trading team of the Standish Mellon Asset Management Stable Value Group. The methodology then uses the income approach to determine the present value of the fee payments related to the contract, using both the current contractual fees as well as the replacement fees generated by the matrix pricing. The fee payments over the duration of the contract are discounted by using comparable duration swap rates. The carrying value of the contract is the present value of the wrapper cost applying replacement fees less the present value of the wrapper cost applying current contractual fees.
     The initial crediting rate for both the FMS and CDS GICs are established based on the market interest rates at the time the initial asset is purchased and is guaranteed to have an interest crediting rate not less than zero percent. The FMS GICs crediting rate is set at the start of the contract and typically resets on quarterly basis. The CDS GICs crediting rate resets every quarter based on the contract value, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate for CDS GICs aims at converging the contract value of the contract and market value of the contract and therefore will be affected by interest rate and market changes.
     It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, fair value will likely be used in determining the payouts to the participants:
•	Employer-initiated events — events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes of qualification status of employer or plan
     In general, issuers may terminate the GIC and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.
     The average yield of the entire Standish Mellon Stable Value Fund based on actual earnings was 4.73% and 4.62% at March 31, 2007 and 2006. The average yield of the GICs based on the interest rate credited to participants was 4.58% and 4.52% at March 31, 2007 and 2006. To calculate the required yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.
     The GICs are presented in the Statements of Net Assets Available for Benefits at fair value in the investments total, and adjusted to contract value in determining the net assets available for benefits.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2007 AND 2006
     The portfolio holdings in the Stable Value fund as of March 31, 2007 and 2006 are shown below (in thousands):

	As of March 31, 2007
	Rating	Investment	Wrap	Adjustment to
	S&P/	at Fair	Contract at	Contract
	Moody’s	Value	Fair Value	Value

Cash /Cash Equivalent:
Fidelity Management Trust Company (STIF) 100-31-TPMZ	Cash/Cash	$4,030	$—	$—
IXIS Financial Products, Inc 975-25 (5 year, CMS-19)	AAA/Aaa	2,017	—	—
Guaranteed Investment Contracts:
Hartford Life Insurance Company GA 10648A	AA-/Aa3	1,376	—	—
Hartford Life Insurance Company GA 10648B	AA-/Aa3	3,452	—	17
New York Life GA 31486	AA+/Aaa	1,517	—	—
Security Life of Denver SA 0484	AA/Aa3	1,609	—	—
Fixed Maturity Investment:
Bank of America, N.A. 03-051	AAA/Aaa	11,781	4	231
Monumental Life Insurance Co(Aegon)MDA00441TR	AAA/Aaa	8,026	1	114
Rabobank Nederland MCK080301	AAA/Aaa	11,813	1	255
Constant Duration Synthetic:
AIG Financial Products 543454	AA+/Aa1	29,586	5	236
IXIS Financial Products, Inc WR1075-01	AA+/Aa1	34,330	27	56
Pooled Funds:
Mellon Stable Value Fund	AA+/Aa1	553	—	5

Total		$110,090	$38	$914

	As of March 31, 2006
	Rating	Investment	Wrap	Adjustment to
	S&P/	at Fair	Contract at	Contract
	Moody’s	Value	Fair Value	Value

Cash/Cash Equivalent:
Fidelity Management Trust Company (STIF) 100-31-TPMZ	Cash/Cash	$$4,150	$—	$—
Guaranteed Investment Contracts:
Hartford Life Insurance Company GA 10648A	AA-/Aa3	2,060	—	(10)
Hartford Life Insurance Company GA 10648B	AA-/Aa3	3,269	—	74
New York Life GA 31486	AA+/Aaa	1,486	—	32
Security Life of Denver SA 0484	AA/Aa3	2,165	—	34
Principal Life 4-47359-1	AA/Aa2	1,100	—	—
Fixed Maturity Investment:
Bank of America, N.A. 03-051	AAA/Aaa	12,824	2	428
Monumental Life Insurance Co(Aegon)MDA00441TR	AAA/Aaa	10,055	(1)	215
Rabobank Nederland MCK080301	AAA/Aaa	11,190	(2)	470
Rabobank Nederland MCK100201	AAA/Aaa	121	—	—
Constant Duration Synthetic:
AIG Financial Products 543454	AA+/Aa1	27,990	(5)	573
IXIS Financial Products, Inc WR1075-01	AA+/Aa1	32,483	16	405
Pooled Funds:
Mellon Stable Value Fund	AA+/Aa1	2,435	—	43

Total		$111,328	$10	$2,264

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2007 AND 2006
     During fiscal 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

	2007	2006

Common collective trusts	$23,926	$20,862
Mutual funds	2,356	49,259
Separately Managed Accounts	16,055	21,999
McKesson Corporation Common Stock:
Employer Company Stock Fund (Allocated and Unallocated)*	54,022	156,742
Employee Company Stock Fund	6,076	14,183

Total	$102,435	$263,045

*	Non-Participant Directed
4. LINE OF CREDIT
     In fiscal 1998, the Plan obtained a $35 million line of credit with ABN AMRO Bank N.V. to refinance a portion of the principal payable under the ESOP loans and to more efficiently manage the number of shares released to fund the employee benefits. The line of credit bears interest at London Interbank Offered Rate (“LIBOR”) multiplied by the applicable LIBOR adjustment. The line of credit matures on June 1, 2009. On March 31, 2007 and 2006, interest rates were 4.95% and 4.28% on the outstanding balance totaling $3,000,000 and $3,600,000. At March 31, 2007 and 2006, the line of credit was collateralized by 101,416 and 225,874 unallocated shares of McKesson Corporation common stock.
5. ESOP PROMISSORY NOTES PAYABLE
     In June 1989, the Company amended the Plan to add an additional leveraged ESOP. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction (a fiscal 1995 transaction involving a reorganization and a sale of a business unit of the Company), all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. In fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 6,259,080 additional shares of Company common stock.
     The ESOP promissory note supporting the June 1989 stock purchase is payable to the Company in annual installments plus interest at 8.6% over a twenty-year term ending in fiscal 2010. On March 31, 2007, the outstanding balance of the note was $11,353,000 ($20,983,000 at March 31, 2006). This note is collateralized by 922,124 unallocated shares of McKesson Corporation common stock (1,610,955 at March 31, 2006). In July 2006 and July 2005, additional principal payments of $5,000,000 and $6,000,000 were made to enable the release of additional shares for employer contributions, and each of the scheduled subsequent loan repayment installments was reduced.
     Future minimum principal payments required on this note (including a $6,000,000 additional payment made in June 2007) are as follows (in thousands):

Fiscal year	Amount

2008	$8,850
2009	1,633
2010	870

Total	$11,353

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2007 AND 2006
6. FEDERAL INCOME TAX STATUS
     The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated January 21, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, in accordance with the applicable sections of the Internal Revenue Code. In accordance with Revenue Procedure 2006-66, the Plan’s sponsor has requested an updated determination letter on the entire Plan as amended, including the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-16 (EGTRRA), and all other items identified on the 2005 Cumulative List of Changes in Plan Qualification Requirements. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore no provision for income taxes has been included in the Plan’s financial statements.
     During fiscal year 2002, the Department of Labor (the “DOL”) initiated a review of the Plan’s operations. The Plan’s Sponsor has cooperated with the DOL and has addressed matters, if any, requiring corrective action. On May 4, 2007, the Plan Sponsor was notified that the DOL has closed its examination of the Plan.
7. PLAN TERMINATION
     The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participant accounts will immediately vest and each account would receive a distribution equal to the vested account balance. In addition, the unallocated common stock would be liquidated to repay the ESOP promissory notes payable. If the stock liquidation is insufficient to satisfy the notes payable, the Company is obligated to fund the difference.
8. LITIGATION
     ERISA Litigation
     The Plan’s report on Form 11-K for the year ended March 31, 2006, included a description of an action in the United States District Court for the Northern District of California captioned In re McKesson HBOC, Inc. ERISA Litigation (N.D. Cal. C-00-20030 RMW) (the “ERISA Action”), a lawsuit initiated following announcements by McKesson in April, May and July of 1999 that McKesson had determined that certain software sales transactions in its Information Solutions segment, formerly HBO & Company (“HBOC”), were improperly recorded as revenue and reversed. The ERISA Action was brought on behalf of two putative classes: an “HBOC Sub-Class,” and a “McKesson Sub-Class” The HBOC Sub-Class included participants in the former HBO & Company Profit-Sharing and Savings Plan (the “HBOC Plan”) and their beneficiaries in the period from March 31, 1996 to April 1, 1999 (the date of the merger of the HBOC Plan into the Plan), for whose benefit the HBOC Plan held and acquired HBOC stock (and, after January 12, 1999, McKesson stock). The McKesson Sub-Class included participants in the Plan (excluding employees of HBOC who became participants in the Plan by virtue of the merger of the HBOC Plan into the Plan on or about April 1, 1999) whose accounts were invested in McKesson stock at any time, who maintained an account balance under the Plan as of April 27, 1999, which included McKesson stock, and who had not received a distribution from the Plan as of April 27, 1999. Plaintiffs in the ERISA Action alleged, among other things, that McKesson, HBOC, and the alleged fiduciaries of the Plan and of the HBOC Plan breached their fiduciary duties.
     On May 6, 2005, McKesson reached an agreement to settle all claims for the benefit of the HBOC Sub-Class for approximately $18.2 million, in exchange for releases in favor of all defendants, including releases of claims the HBOC Sub-Class might have under ERISA, the federal securities laws, or which relate to the holding, voting or acquisition of McKesson or HBOC securities. The court granted final approval to that settlement on September 9, 2005, holding that it was fair, adequate and reasonable to the HBOC Sub-Class. In November 2005, the Plan received the ERISA Action settlement for the HBOC Sub-Class, less attorneys’ fees, totaling $13,654,000. The ERISA litigation proceeds for the HBOC Sub-Class were allocated to the Plan participants on November 17, 2005. In October 2006, the Plan received $15,000 in residual settlement proceeds which have been allocated to the Plan participants.
     In March 2006, the Company reached an agreement to settle all claims for the benefit of the McKesson Sub-Class for $18.5 million, plus certain accrued interest, minus certain costs and expenses such as plaintiffs’ attorneys’ fees. The court granted final approval to that settlement on September 1, 2006, holding that it was fair, adequate and reasonable to the McKesson Sub-Class. This settlement provided for the release of all remaining claims against all defendants in the ERISA Action. In October 2006, the Plan received the ERISA Action settlement for the McKesson Sub-Class, less attorney’s fees, totaling $13,966,000. The ERISA litigation proceeds for the McKesson Sub-Class were allocated to the Plan participants on April 24, 2007.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2007 AND 2006
     Accounting Litigation
     Also following the announcements by McKesson in April, May and July of 1999 described above, as of March 31, 2007, numerous lawsuits had been filed against McKesson, HBOC, certain of McKesson’s or HBOC’s current or former officers or directors, and other defendants, including Bear Stearns & Co. Inc. (“Bear Stearns”) and Arthur Andersen LLP (“Andersen”), which lawsuits were consolidated into a single proceeding in the Northern District of California captioned, In re McKesson HBOC, Inc. Securities Litigation (No. C-99-20743 RMW) (the “Consolidated Action”). On January 12, 2005, McKesson announced that it reached an agreement to settle the claims against McKesson in the Consolidated Action. On February 24, 2006, the district court gave final approval to the McKesson settlement of the Consolidated Action, and as a result, McKesson paid approximately $960 million into an escrow account established by the lead plaintiff in connection with the settlement. On April 13, 2007, the district court gave final approval to the settlement of related claims against Andersen brought pursuant to the Consolidated Action. In that matter, the district court found the settlement of the claims against Andersen for the sum of $72.5 million in cash, plus accrued interest, was fair, reasonable, and adequate to the settlement class.
     The Plan is a member of the class in the Consolidated Action, and as such, has filed claims in connection with both the McKesson and Anderson settlements. Due to the continuing nature of these proceedings, it is unknown what amounts will be distributed to the Plan in relation to settlement of the Consolidated Action.
9. RELATED-PARTY TRANSACTIONS
     At March 31, 2007 and 2006, the Plan held approximately 9,592,000 and 11,243,000 common shares of McKesson Corporation, the Plan’s sponsor. The shares are held within the McKesson Corporation Employer and Employee Stock Funds and the Leveraged ESOP. At March 31, 2007 and 2006, the Employer Stock Funds held approximately 7,639,000 and 8,397,000 common shares and the Leveraged ESOP held 1,024,000 and 1,837,000 common shares as collateral for the ESOP loans. At March 31, 2007 and 2006, the Employee Stock Fund held approximately 929,000 and 1,009, 000 shares, respectively.
     McKesson Corporation declared dividends of $0.24 per share for both fiscal 2007 and 2006. During the years ended March 31, 2007 and 2006, the Employer Stock Funds received dividend income from McKesson Corporation common shares of approximately $2,344,000 and $2,673,000. During each of the years ended March 31, 2007 and 2006, the Employee Company Stock Fund received dividend income from McKesson Corporation common shares of approximately $238,000 and $235,000.
     Certain investment options are managed by Fidelity, which also serves as the Plan’s record-keeper and trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are allocated to the participants with balances in those funds.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
YEARS ENDED MARCH 31, 2007 AND 2006
10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits per the financial statements at March 31, 2007 to the Form 5500:
Statement of net assets available for benefits:

	2007	2006
Investments, at fair value per the financial statements	$1,795,736	$1,651,259
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	2,264

Total investments (current value column) per the Form 5500	$1,795,736	$1,653,523

Statement of net assets available for benefits:

	2007	2006
Net assets available for benefit per the financial statements	$1,784,929	$1,630,857
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(914)	—

Net Assets available for benefits per the Form 5500	$1,784,015	$1,630,857

Statement of changes in net assets available for benefits:

2007
Increase in net assets per the financial statements	$154,072
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(914)

Net increase in net assets available for benefits per the Form 5500	$153,158

11. SUBSEQUENT EVENTS
     In April 2007, the net assets from the Medcon Telemedicine Technology, Inc. 401(k) Profit Sharing Plan totaling $234,000 were merged into the Plan. Also, the net assets from the Per Se Technologies Employee Retirement Savings Plan and the NDC Health Corporation 401(k) Plan totaling $90,489,000 and $51,867,000 were merged into the PSIP in July 2007.

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2007

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value

* MCKESSON ER STK FUND (allocated)	$237,751,000	7,639,457	$447,213,806
* MCKESSON ER STK FUND (unallocated)	19,283,494	1,024,000	59,918,038
* MCKESSON EE STK FUND	35,016,720	929,000	55,023,527
BROKERAGELINK	13,912,173	16,450,603	15,049,468
SSGA BOND INDEX	14,612,122	1,080,879	18,753,252
SSGA BALANCED	44,847,091	1,501,753	54,898,613
WELLNGTON MGMT SMCAP	29,397,646	2,351,556	43,783,624
SSGA S&P 500 INDEX	103,977,858	7,533,215	164,525,419
DODGE & COX LARGE CAP VALUE FUND	84,956,587	6,837,555	141,065,606
UNDERLYING SECURITIES OF STANDISH MELLON STABLE VALUE FUND:
Fidelity (STIF) 100-31-TPMZ	4,029,831	5.34% interest rate	4,029,831
IXIS Financial Products, Inc. 975-25 (5 Year CMS-19)	2,017,092	5.06% interest rate	2,017,471
Mellon Stable Value Fund	558,178	4.61% interest rate	552,849
Bank of America, N.A. 03-051	12,015,410	4.45% interest rate	11,784,733
Hartford Life GA 10648B	3,468,862	3.76% interest rate	3,451,815
IXIS Financial Products, Inc. WR 1075-01	34,391,160	5.16% interest rate	34,357,533
Monumental Life (Aegon) MDA00441TR	8,140,991	4.01% interest rate	8,026,603
NYL GA31486	1,517,564	3.78% interest rate	1,517,195
Security Life of Denver SA 0484	1,608,777	3.63% interest rate	1,608,620
AIG Financial Products 543454	29,825,937	5.04% interest rate	29,590,412
Hartford Life GA10648A	1,376,422	5.66% interest rate	1,376,422
Rabobank MCK080301	12,069,105	4.12% interest rate	11,814,224
* FID DIVERSIFIED INTL	46,067,871	1,508,103	57,443,644
RAINIER LG CAP GROWTH	8,513,115	850,537	8,675,480
PIMCO TOT RETURN ADM	7,010,401	664,005	6,925,574
TMPL FOREIGN SM CO A	496,157	25,054	559,714
ABF BALANCED PA	1,026,465	76,001	1,095,932
ABF LARGE CAP VAL PA	3,742,514	184,103	4,243,578
ABF INTL EQUITY PA	419,418	19,348	470,929
MUTUAL DISCOVERY A	2,362,646	87,892	2,781,786
BARON GROWTH	12,282,265	279,280	14,315,876
BARON ASSET FUND	1,138,977	19,476	1,198,382
UBS GLOBAL EQ Y	2,422	181	2,681
MSI US LG CAP GRTH B	136,358	7,987	163,730
CALV NEWVIS SM CP A	48,833	2,817	46,826
CALVERT SIF BALNCD A	55,118	2,036	62,035
CALVERT SIF BOND A	138,913	8,794	139,743
CALVERT SIF:EQUITY A	1,204	32	1,194
CALVERT CAP ACC A	34,147	1,511	39,796
FMA SMALL COMPANY IS	893,785	42,974	922,216
LOOMIS SM CAP VAL R	427,234	15,887	435,778
ARIEL FUND	5,118,255	107,244	5,775,113
ARIEL APPRECIATION	3,444,702	79,277	3,905,171
LB CORE BOND NB INV	332,105	32,430	320,734
FKLN SMMIDCAP GRTH A	540,030	16,481	659,243
TEMPLETON FOREIGN A	6,340,346	567,719	7,902,645
MUTUAL SHARES CL A	2,858,570	118,464	3,164,162
MANAGERS SPECIAL EQ	84,178	953	82,196
MSI GLOBAL VAL EQ B	56,302	3,281	67,165
MSIFT CP FX INC ADV	423,614	36,742	420,700
MSIFT HIGH YIELD ADV	30,722	2,928	31,625
MSIFT MIDCAP GTH ADV	416,216	20,031	548,035

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2007

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value

MSIFT VALUE ADVISER	348,667	21,110	379,777
MSI SM CO GROWTH B	179,947	15,299	196,897
MSI EMERGING MKTS B	1,649,733	61,134	1,812,013
NB FOCUS TRUST	180,076	7,253	167,103
NB GENESIS — TR CL	5,535,915	131,396	6,581,648
NB PARTNERS TRUST	982,403	44,068	1,069,523
NB SOCIALLY RESP TR	381,190	24,190	434,938
OAKMARK Select I	488,114	14,442	473,278
OAKMARK FUND I	724,804	17,085	782,501
ALLNZ CCM CAP AP ADM	341,401	19,391	382,381
ALLNZ CCM MID CP ADM	419,476	18,215	486,352
PIM GLBBND AD UNHDGD	496,507	49,561	487,181
PIMCO HIGH YIELD ADM	1,588,513	163,319	1,623,392
PIMCO LOW DUR ADM	347,316	34,317	341,457
PIMCO LT US GOVT ADM	933,301	85,879	915,470
TEMPLETON DEV MKTS A	1,530,894	70,455	1,977,680
TEMPLETON GROWTH A	3,099,938	135,526	3,502,000
TMPL GLOBAL BOND A	2,674,822	252,092	2,803,267
TEMPLETON WORLD A	1,935,797	108,316	2,118,655
AIM CONSTELLATION A	15,586	651	17,316
CS LG CAP GRTH COM	59,827	3,739	67,114
CS MID CAP GRTH COM	80,540	3,204	113,084
RS EMERGING GROWTH	106,393	3,268	117,673
ARTISAN INTL	1,583,365	59,474	1,805,617
MSI INTL EQUITY B	104,344	4,863	103,585
NB GUARDIAN TRUST	93,382	6,583	98,284
DWS INTERNATIONAL S	77,498	1,430	91,587
DOMINI SOCIAL EQUITY	182,520	6,416	215,974
RAINIER SM/MID CAP	966,134	26,635	1,043,010
DWS GLOBAL OPPS S	415,612	9,777	438,431
JANUS ENTERPRISE	21	1	21
AM CENT ULTRA INV	47,633	1,670	45,365
AIM GBL AGGR GRTH A	163,716	7,134	177,143
MANAGERS BOND FUND	962,969	39,028	970,626
MANAGERS CAP APPREC	791	28	845
MANAGERS VALUE	38,335	1,320	36,586
RS SMALLER CO GROWTH	151,465	7,066	150,933
TCW SELECT EQUITY N	298,568	16,024	295,640
CS LARGE CAP VALUE A	133,733	6,698	122,984
AIM BASIC VALUE A	40,151	1,146	42,149
LM VALUE TRUST FI CL	481,183	6,747	527,804
NB FSCIANO INVT	55,291	1,348	58,449
ARTISAN MID CAP INV	754,540	24,583	771,399
OAKMARK EQ & INC I	2,079,664	82,261	2,197,172
ROYCE LOW PR STK SER	1,710,176	101,520	1,789,792
WFA SMALL CAP VAL Z	208,216	6,605	212,604
VK GROWTH & INCOME A	1,046,141	49,502	1,086,568
LD ABBETT AFFILTD A	188,678	12,354	189,144
DWS/D HIGH RTN EQ A	934,812	20,279	1,017,823
VAN KAMPEN EQ INC A	676,420	75,636	686,770
AIM MIDCAP CORE EQ A	132,919	4,620	125,851
WEST ASSET CORE FI	141,212	12,571	142,927
BARON SMALL CAP	370,732	15,536	368,361
WFA C&B MIDCAP VAL D	651,307	28,668	659,089

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2007

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value

PIMCO REAL RTN BD AD	584,512	54,167	589,879
LMP AGGR GROWTH A	153,106	1,370	155,891
LB HIGH INC BOND INV	17,059	1,856	17,241
ALLNZ NFJ SMCPVAL AD	1,752,974	55,952	1,831,880
WFA SM CO VALUE ADM	151,131	9,575	154,349
RS PARTNERS A	418,401	11,815	431,475
ALL/BERN SMMDCPVAL A	94,235	5,641	98,208
COL/ACORN SELECT Z	1,317,856	53,771	1,529,798
COL CONS HIGH YLD Z	43,821	5,212	44,143
CRM MID CAP VAL INV	1,176,254	41,035	1,271,661
ABF SM CAP VAL PA	747,705	36,473	798,749
AM CEN LG CO VAL INV	56,349	8,044	60,731
NB INTL FUND TRUST	397,848	14,910	410,461
LMP LARGE CAP GRTH A	8,685	377	8,764
ROYCE TOT RETURN SER	233,415	17,455	244,542
AM CENT VISTA INV	207,134	12,978	236,845
ROYCE OPPORTUNITY S	456,517	34,094	456,519
LD ABBETT SMCP BLD A	34,063	2,008	35,658
WFA MIDCP DSCPLD INV	443,131	19,228	446,855
RS VALUE A	105,740	3,775	109,478
ROYCE VALUE PLUS SER	3,431,879	249,556	3,705,905
PNX SMALL-MID CAP I	24,895	1,160	23,777
PNX MID CAP VALUE A	956,750	37,786	1,005,102
NB REGENCY TRUST	25,444	1,714	27,967
LOOMIS GRTH A	61,024	9,616	59,809
TOUCHSTN SC SEL GR Z	7,197	923	7,347
WA CORE PLUS BOND FI	147,407	14,196	149,912
HARTFORD GROWTH Y	246,511	13,266	237,729
HTFD INTL CAP APPR Y	424,397	28,932	442,075
HTFD SM CAP GROWTH Y	118,245	3,576	119,059
* FID FIDELITY	1,348,836	45,413	1,658,469
* FID PURITAN	2,906,468	156,100	3,156,333
* FID TREND	199,660	3,781,653	242,631
* FID SEL COMPUTERS	14,904	403	15,961
* FID SEL ELECTRONICS	53,226	1,198	53,672
* FID SEL FOOD & AG	172,352	3,059	183,473
* FID VALUE STRATEGIES	98,198	2,921	99,227
* FID GINNIE MAE	1,747,789	159,553	1,719,981
* FIDELITY MAGELLAN	64,057,995	618,953	56,522,824
* FID CONTRAFUND	8,498,839	133,123	8,715,560
* FID EQUITY INCOME	4,486,866	83,731	4,875,630
* FID GROWTH COMPANY	3,225,018	56,554	3,931,627
* FIDELITY INVST GR BD	1,160,545	156,238	1,153,040
* FID GROWTH & INCOME	52,217,954	1,422,135	44,086,182
* FID SEL SOFTWARE	289,099	4,546	302,964
* FID INTERMED BOND	7,294,651	708,394	7,296,463
* FID SEL AIR TRANSPRT	119,551	2,415	121,180
* FID CAPITAL & INCOME	4,808,923	567,143	5,126,974
* FID VALUE	9,467,020	134,006	11,316,797
* FID MORTGAGE SEC	208,462	18,787	207,219
* FID SEL GOLD	1,579,372	45,081	1,640,059
* FID SEL BIOTECH	252,483	4,072	252,574
* FID SEL ENERGY SVCS	1,252,982	19,213	1,392,165
* FID SEL INSURANCE	102,611	1,508	105,072

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2007

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value

* FID SEL RETAILING	117,741	2,199	122,595
* FIDELITY US GOVT RES	2,342,903	2,342,903	2,342,903
* FIDELITY GOVT INCOME	1,193,550	117,088	1,179,077
* FIDELITY CASH RESRVE	10,798,104	10,798,104	10,798,104
* FID SEL ENERGY	3,341,800	72,051	3,740,871
* FID SEL LEISURE	159,292	1,975	158,660
* FID SEL HEALTHCARE	764,078	5,833	739,659
* FID SEL TECHNOLOGY	354,284	5,308	371,724
* FID SEL UTILITIES GR	325,577	6,169	375,614
* FID SEL FINANCIAL	154,423	1,314	153,631
* FID SEL DEFENSE	1,515,106	19,132	1,632,183
* FID SEL BROKERAGE	1,178,112	15,775	1,166,249
* FID SEL CHEMICAL	249,512	3,672	262,392
* FID INDEPENDENCE	281,572	15,706	351,975
* FID OTC PORTFOLIO	258,719	7,751	325,701
* FID OVERSEAS	779,664	20,074	931,232
* FID SEL TELECOMM	194,932	4,094	211,241
* FID SEL HOME FINANCE	36,897	703	32,795
* FID LEVERAGED CO STK	5,291,072	195,675	6,073,764
* FID EUROPE	1,383,920	38,834	1,565,412
* FID PACIFIC BASIN	632,672	26,307	751,852
* FID REAL ESTATE INVS	10,922,680	360,674	13,593,785
* FID BALANCED	12,032,275	676,519	13,550,677
* FID INTL DISCOVERY	5,491,225	188,523	7,375,019
* FID CAP APPRECIATION	4,435,091	172,532	4,784,325
* FID CONVERTIBLE SEC	1,198,974	54,654	1,449,433
* FID CANADA	6,109,472	153,008	7,691,700
* FIDELITY UTILITIES	1,004,338	64,800	1,322,573
* FID BLUE CHIP GROWTH	27,473,502	623,158	27,443,880
* FID ASSET MANAGER	8,159,406	505,055	8,313,207
* FID DISCIPLINED EQTY	692,756	25,039	747,923
* FIDELITY LOW PR STK	14,726,536	410,953	18,357,281
* FID WORLDWIDE	500,973	26,332	547,966
* FID EQUITY INCOME II	15,327,622	670,031	15,852,944
* FID STOCK SELECTOR	158,854	6,265	176,937
* FID ASSET MGR GRTH	701,580	47,570	791,571
* FIDELITY EMERG MRKTS	5,029,644	250,779	6,339,703
* FIDELITY AGGR GROWTH	1,795,420	108,792	2,160,617
* FID ASSET MGR INCOME	1,208,720	94,939	1,213,325
* FID DIVIDEND GROWTH	5,269,028	190,061	6,036,343
* FID NEW MARKETS INC	5,113,504	359,224	5,352,435
* FID EXP & MULTINATL	3,286,937	160,526	3,780,384
* FID FOCUSED STOCK	150,240	14,180	183,069
* FID GLOBAL BALANCED	500,530	24,089	537,181
* FID AGGRESSIVE INTL	623,594	38,656	678,023
* FID SM CAP INDEPEND	925,570	45,817	1,011,639
* FID MID CAP STOCK	7,092,573	289,673	8,997,236
* FID LARGE CAP STOCK	761,537	50,948	905,352
* FID DISCOVERY	556,239	52,118	671,800
* FID SMALL CAP STOCK	3,168,457	182,236	3,608,267
* FID EUROPE CAP APP	2,551,480	98,611	2,811,405
* FIDELITY NORDIC	1,929,385	53,365	2,239,176
* FID ASSET MGR AGGR	567,779	49,816	682,971
* FID LATIN AMERICA	7,595,864	222,011	10,219,184

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2007

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value

* FID JAPAN	961,313	60,271	1,072,823
* FID SOUTHEAST ASIA	2,767,269	108,873	3,118,131
* FID CHINA REGION	2,360,198	113,448	2,759,061
* FID SEL BUS SV & OUT	13,564	895	15,635
* FID SEL MED EQ & SYS	205,082	8,520	205,678
* FID FOUR IN ONE IDX	563,694	21,844	656,403
* FID JAPAN SMALLER CO	824,445	63,535	801,174
* FID GROWTH & INC II	705,258	72,864	825,545
* FID STRATEGIC INCOME	3,007,205	286,263	3,048,706
* FID FREEDOM INCOME	323,316	29,446	343,344
* FID FREEDOM 2000	152,342	12,465	157,686
* FID FREEDOM 2010	3,310,230	241,425	3,594,819
* FID FREEDOM 2020	8,320,420	582,261	9,223,015
* FID FREEDOM 2030	3,644,628	250,580	4,099,483
* FID SM CAP RTMT	971,883	66,985	1,101,909
SPTN TOTAL MKT INDEX	4,276,955	125,105	5,020,467
SPTN EXTND MKT INDEX	1,441,225	41,238	1,652,830
SPARTAN INTL INDEX	4,021,096	100,802	4,633,846
* FID SHORT TERM BOND	1,173,772	131,950	1,170,397
* FID INTM GOVT INCOME	268,877	26,604	266,310
* FID HIGH INCOME	1,357,285	153,735	1,402,067
* FID FIFTY	1,950,667	94,254	2,285,654
* FID SEL AUTOMOTIVE	21,528	614	24,644
* FID SEL MULTIMEDIA	11,450	248	11,802
* FID SEL MEDICAL DEL	1,211,013	24,221	1,259,032
* FID SEL PAPER&FOREST	50,857	1,491	50,898
* FID SEL BANKING	257,432	7,054	233,150
* FID SEL INDUST MATER	193,580	3,802	196,704
* FID SEL INDUST EQUIP	36,689	1,277	40,566
* FID SEL CONSTR/HOUSE	249,813	5,448	243,211
* FID SEL TRANSPORT	77,689	1,605	84,471
* FID SEL NATURAL GAS	1,722,646	46,854	1,961,789
* FID SEL NATURAL RES	1,360,142	52,729	1,601,382
* FID SEL CYCLICAL IND	19,672	968	20,091
* FID SEL ENVIRONMENT	33,836	2,053	35,455
* FID SEL CONSUMER IND	6,641	243	6,620
* FID SEL DEVELOP COMM	9,765	517	10,851
* FID SEL PHARMACEUTCL	169,421	16,330	178,818
* FIDELITY RETIRE MMKT	28,063,871	28,063,871	28,063,871
* FIDELITY RET GOVT MM	5,160,792	5,160,792	5,160,792
SPARTAN US EQ INDEX	4,821,848	113,727	5,742,089
* FIDELITY US BD INDEX	2,897,848	264,463	2,882,645
* FID INST SH INT GOVT	231,317	24,379	232,090
* FID LARGE CAP VALUE	1,055,139	74,132	1,118,658
* FID FREEDOM 2040	1,856,939	209,845	2,031,301
* FID MID CAP VALUE	1,073,643	67,572	1,179,130
* FID LARGE CAP GROWTH	513,694	45,745	526,977
* FID MID CAP GROWTH	660,912	49,247	699,804
* FID INFLAT PROT BOND	396,242	35,868	390,599
* FID ULTRASHORT BOND	126,933	12,668	126,425
* FID FLOAT RT HI INC	250,292	25,123	250,223
* FID INTL SMALL CAP	2,617,178	97,326	2,571,355
* FID TOTAL BOND	524,583	50,294	527,077
* FID VALUE DISCOVERY	1,220,013	72,997	1,317,588

McKESSON CORPORATION PROFIT-SHARING INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2007

		Shares/Units/Interest
Investment/Fund Name	Cost Basis	Rate	Fair Value

* FID REAL ESTATE INC	240,674	20,319	244,840
* FID SEL NET & INFSTR	31,289	12,753	31,244
* FID SEL WIRELESS	164,652	25,542	183,647
* FID BLUE CHIP VALUE	963,280	67,323	1,020,617
* FID NASDAQ COMP INDX	150,708	4,921	160,092
* FID FREEDOM 2005	69,395	6,057	71,710
* FID FREEDOM 2015	1,569,585	133,127	1,657,429
* FID FREEDOM 2025	2,385,019	190,709	2,486,850
* FID FREEDOM 2035	1,161,588	91,662	1,235,608
* FID STRAT DIV & INC	330,814	25,902	347,093
* FID FOCUSED HIGH INC	2,905	289	2,973
* FID INTL REAL ESTATE	2,669,372	170,038	2,948,456
* FID SMALL CAP GROWTH	322,419	21,999	336,358
* FID SMALL CAP VALUE	460,017	32,663	471,656
* FID INTL SM CAP OPP	475,604	31,363	530,030
* FID STRAT REAL RET	61,690	5,981	62,323
* OUTSTANDING LOAN BALANCE (3,659 loans, interest rates from 5% to 11%)			21,022,655

Total	$1,316,415,949		$1,795,735,500

*	Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McKesson Corporation Profit-Sharing Investment Plan
Dated: September 25, 2007	/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer

/s/ Paul E. Kirincic
Paul E. Kirincic
Executive Vice President Human Resources